[PGT LETTERHEAD]
VIA EDGAR AND FACSIMILE
June 23, 2006
Pamela A Long, Esquire
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: PGT, Inc.
Registration Statement on Form S-1
SEC File No. 333-132365
Dear Ms. Long:
               The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1 (File No. 333-132365) of PGT, Inc. (the “Company”) be declared effective at 3:00 p.m. Eastern Daylight Time, on June 27, 2006, or as promptly as practicable thereafter. We respectfully request that we be notified of such effectiveness by a telephone call to Allison Land Amorison of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3180 and that such effectiveness also be confirmed in writing.
               Please be advised that no preliminary prospectuses have been distributed by the Company.
            Very truly yours,
     PGT, INC.
                           By: /s/ Mario Ferrucci III
Name: Mario Ferrucci III Title: Vice President, Corporate Counsel, and Secretary
cc: Andrew P. Schoeffler
      Allison Land Amorison